September 10, 2021

Via EDGAR and Federal Express

Matthew Derby, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Argo Blockchain plc Registration Statement on Form F-1 Filed, August 19, 2021 File No. 333-258926

Dear Mr. Derby:

On behalf of Argo Blockchain plc (the “Company”), we hereby submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Registration Statement, as set forth in the Staff’s letter dated August 23, 2021. Concurrently with this letter, we are filing to the Commission an amended Registration Statement on Form F-1 (the “Registration Statement”). For the Staff’s reference, we are also providing to the Staff a copy of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the Company’s Form F-1 filed with the Commission on August 19, 2021.

In this letter, we have recited the comments from the Staff in bold type. The responses follow each comment and, where applicable, include page references to the Registration Statement indicating where disclosure has been added in response to the Staff’s comment.

In addition to the Company’s responses to the Staff’s comments, as described below, the Company wished to draw the Staff’s attentions to several new disclosures, including (a) a recent developments discussion on page 2 on the Company’s operating performance since June 30, 2021, which incorporates the salient data from the Company’s prior Regulatory News Service (“RNS”) filings in the UK on August 3, 2021 and September 3, 2021, (b) a discussion on page 83 of the Company’s recent incurrence of additional indebtedness, which incorporates the salient data from the Company’s prior RNS filing in the UK on September 10, 2021, as well as certain other information as required by Regulation S-K, (c) updates to the Company’s Use of Proceeds disclosure in light of the new indebtedness described in the foregoing clause and (d) certain other general updates. The Company also would like to draw the Staff’s attention to the deletion of the disclosure previously included in the Registration Statement filed with the Commission on August 19, 2021 under the heading “Management - Certain 2021 Actions - 2021 Equity Incentive Plan”. As disclosed in the Company's prior RNS filing in the UK on September 6, 2021, the Company did not obtain shareholder approval to proceed with the proposed 2021 Equity Incentive Plan, and will not proceed at this time.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Registration Statement on Form F-1

Summary Historical Consolidated Financial Data, page 9

1.	We note your revised disclosures and response to prior comments 3 and 6. The most directly comparable IFRS measure to Bitcoin and Bitcoin Equivalent Mining Margin is gross margin. While we note you disclose gross margin on page 10, the IFRS measure should be presented with equal or greater prominence to the non-IFRS measure. Therefore, please further revise to also include gross margin in the table on pages 9 and 74, with greater prominence to the non-IFRS measure. Also, revise footnotes (2) on page 10, as well as other disclosures throughout the filing, to refer to the appropriate comparable IFRS measure of gross margin. Lastly, specific to the EBITDA measure presented on page 74, please present net income/(loss) for each period with greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

Response: The Company has revised the Registration Statement on pages 9, 11, 77 and 78-79 to respond to the Staff’s comment.

Risk Factors

Our articles of association to be effective in connection with this offering will provide that the courts of England and Wales..., page 59

2.	Please revise to clarify that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company has revised the Registration Statement on page 61 to respond to the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Key Indicators of Performance and Financial Condition, page 74

3.	We note you disclose that the measure of average direct cost per bitcoin and bitcoin equivalent mined is useful as it reflects average direct cost of each reward earned irrespective of the value of such reward at the time it is earned. Please revise to also address why you believe it is useful to exclude depreciation of mining and computer equipment from this measure as it would appear these are also direct costs of the equipment used to mine bitcoin and bitcoin equivalent. In addition, where you discuss this measure, revise to clarify that the direct costs are exclusive of depreciation. Lastly, please remove the reference to gross profit in footnote (3) on page 10, and similar references here, as gross profit is not a comparable measure to average direct cost per Bitcoin or Bitcoin equivalent mined.

Response: The Company has revised the Registration Statement on pages 10-11 and 77 to respond to the Staff’s comment.

Description of Share Capital and Articles of Association, page 112

4.	You state here that there were 10,223,076 options and 535,821 warrants outstanding at June 30, 2021 to purchase ordinary shares. Please reconcile such disclosures to the 44,845,769 combined options and warrants outstanding at December 31, 2020 as disclosed on page F-24. Also, revise to include the disclosures required by IFRS 2.45(b) for the six months ended June 30, 2021.

Response: The Company has revised the Registration Statement on pages 114 and F-38 to respond to the Staff’s comment.

Notes to Financial Statements

Note 3. Significant Accounting Policies, page F-9

5.	Please revise to include a discussion of the composition of direct costs, similar to what you disclose on page 75.

Response: The Company has revised the Registration Statement on page F-10 to respond to the Staff’s comment.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me at (650) 565-7000 or at mwellington@sidley.com or Nigel D.J. Wilson at +44 (20) 7360 3604 or at nigel.wilson@sidley.com.

Sincerely,

/s/ Martin A. Wellington
Martin A. Wellington

cc:	Larry Spirgel, Esq., Securities and Exchange Commission
Peter Wall, Argo Blockchain plc
Nigel D.J. Wilson, Sidley Austin LLP
Stelios G. Saffos, Latham & Watkins LLP
Adam J. Gelardi, Latham & Watkins LLP
Scott W. Westhoff, Latham & Watkins LLP